Exhibit 99.2

Ardagh Group S.A. Declares Quarterly Dividend

Ardagh Group S.A. (NYSE: ARD) announces that its board of directors has declared a quarterly cash dividend of $0.14 per common share. This is payable on August 31, 2018 to shareholders of record on August 17, 2018.

About Ardagh Group

Ardagh Group (www.ardaghgroup.com) is a global leader in metal and glass packaging solutions, producing packaging for most of the world's leading food, beverage and consumer brands. It operates over 100 facilities in 22 countries, employing approximately 23,000 people and has global sales of approximately $8.6 billion.

Forward-Looking Statements

This press release includes "forward-looking statements," within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

July 26, 2018

Contacts

Investors:

Email: john.sheehan@ardaghgroup.com

www.ardaghgroup.com